FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2007

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to _________

Commission file number _______________

a. Full title of the Plan:

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 5, 2008

BY: C. C. Earhart
C. C. Earhart
Member, Board of Managers

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2007 and 2006

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4a – Schedule of Delinquent Participant Contributions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 5, 2008

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:		
Investments (notes 4 and 7):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 296,432,966	$ 376,576,053
Mutual funds:		
Equity growth and income funds	170,049,861	138,941,377
Balanced funds	88,439,219	56,106,411
International stock fund	45,201,850	25,740,195
Bond fund	16,361,032	5,132,772
Common collective trust – stable value fund	71,516,285	62,409,046
Participant loans	12,053,104	11,771,192
Assets available for benefits at fair value	700,054,317	676,677,046
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	(541,125)	600,544
Assets available for benefits	$ 699,513,192	$ 677,277,590

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Investment income (note 7):		
Net appreciation in fair value of investments (note 4)	$ 4,231,936	$ 63,996,006
Dividends	27,226,204	16,266,283
Interest	3,670,092	2,975,182
Total investment income	35,128,232	83,237,471
Contributions:		
Employee contributions	23,586,182	21,696,419
Employer contributions	7,751,621	7,297,239
Assets transferred in from Thoroughbred Retirement Investment Plan (note 2)	3,339,261	896,798
Total contributions	34,677,064	29,890,456
Distributions:		
Benefits paid (note 8)	(47,423,263)	(59,656,055)
Administrative expenses (note 2)	(146,431)	(32,492)
Total distributions	(47,569,694)	(59,688,547)
Net increase	22,235,602	53,439,380
Assets available for benefits:		
Beginning of year	677,277,590	623,838,210
End of year	$ 699,513,192	$ 677,277,590

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. generally accepted accounting principles. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms. Investments in the Common collective trust – stable value fund include fully benefit responsive investments, which are carried at contract value, which approximate fair value (note 1(f)). Investments also include participant loans, which are carried at cost, approximating fair value (note 2).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2007, and December 31, 2006, was 57.5% and 58.7%, respectively. The Plan's interest in the fair value of Master Trust investment assets was $296,432,966 at December 31, 2007, and $376,576,053 at December 31, 2006.

Investment income for the Master Trust was as follows:

	2007	2006
Net appreciation in fair value	$ 10,301,065	$ 76,734,709
Dividends and interest	10,536,783	9,186,701
Total investment income	$ 20,837,848	$ 85,921,410

(d) Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(f) New Accounting Pronouncements

In September 2007, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and, in certain cases, requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan's management is currently evaluating the impact SFAS 157 will have on the financial statements.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

Welfare and Pension Plans (the FSP). As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The FSP also requires the fully benefit-responsive investment contracts to be presented at fair value in the investments of the Plan with an adjustment to contract value presented separately in the Statements of Assets Available for Benefits.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2007 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Nonagreement Employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of six (6) months following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code). Effective November 15, 2007, the six-month waiting period was eliminated, and an eligible Nonagreement Employee can now enroll in the plan on the first day he or she performed service for NS or a participating subsidiary.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan. The Managers receive no remuneration with respect to their service in such capacity.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Pre-Tax Contributions Account, Roth Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, PAYSOP Contributions Account, After-Tax Contributions Account and Rollover Account, hereinafter generally referred to as Accounts.

(c) Basic Pre-Tax, Roth, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts

Amendments to the Plan, effective January 1, 2008, increased the Pre-Tax, Roth and Catch-Up Contribution limits, and changed the Matching Contribution formula, each as described below. See Note 6.

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 10% (15% for Members whose salary at the time of the election does not exceed $87,000 for 2007 or $83,000 for 2006, respectively) of the Member's Compensation. The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type. In addition, eligible non-highly compensated Members can contribute to their Pre-Tax Contributions Account excess employer contributions under the Norfolk Southern Corporation Comprehensive Benefits Plan. Such amounts are not eligible for Matching Contributions. Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code. The maximum annual combined Pre-Tax and Roth Contributions for 2007 and 2006 was $15,500 and $15,000, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to the Plan, is eligible to make Catch-Up Contributions. Each Catch-Up eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 20% of the Member's Compensation as defined in the Plan. The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2007 and 2006 was $5,000, per year.

NS contributes to the Member's Matching Contributions Account one-half of the Member's combined Pre-Tax Contributions and Roth Contributions not to exceed 3% of

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

the Member's Compensation, and one-quarter of the Member's combined Pre-Tax Contributions and Roth Contributions that exceed 10% of the Member's Compensation.

Before 1987, NS contributed to the Plan PAYSOP Contributions equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code. PAYSOP Contributions were, subject to certain limitations, allocated equally to the account of each Nonagreement Employee employed by NS on December 31 of the calendar year for which PAYSOP Contributions were made. The employee stock ownership credit under former Code Section 44G was repealed for tax years after 1986, and no additional PAYSOP Contributions were made after calendar year 1986.

Prior to January 1, 1987, each Member was allowed to voluntarily contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's Compensation, as defined in the Plan.

(d) Rollover Account

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account. Any amounts held in a Rollover Account will initially be invested in the same investment options, and in the same proportions, as the Member selects for Pre-Tax Contributions.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to Normal Retirement Age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member's consent. If the value of

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member. The normal form of payment under the Plan is a single lump sum but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member's loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account. The Managers will then distribute to the Member the amount requested pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested, unless the Member requests the Managers to do otherwise.

A Member may withdraw all or a portion of the balance in either their Matching Contribution – Pre 2008 Account or Rollover Account either in whole shares of NS Stock (to the extent such stock is held in the Accounts) or cash, at the Member's discretion; provided, however, that for withdrawals from the Member's Matching Contribution – Pre 2008 Account the Member has been a Member of the Plan for not less than five (5) years or the contributions withdrawn have been held in the Plan for not less than two (2) years.

A Member may make a written request for withdrawal of all or a portion of the Member's Pre-Tax Contributions Account, Roth Contributions Accounts, Catch-Up Contributions Accounts and/or Rollover Account on the basis of hardship as more fully described in the Plan.

(g) Transfers to or from Plans of Non-Participating Subsidiaries or Affiliates

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer cash or NS Stock representing employee and employer contributions (including earnings thereon) as a direct transfer from the Code Section 401(k) plan of the affiliate. Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer their Accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS as a direct transfer if the Managers determine that the

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

transferee plan is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

As noted in sections (d) and (f) above, a Member generally may rollover eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account to this plan, and generally may direct that eligible rollover distributions from this Plan be made directly to another eligible retirement plan.

(h) Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Pre-Tax Contributions, Roth Contributions, Catch-Up Contributions, and/or Rollover Contributions, subject to certain limitations as described below. A Member cannot apply for a loan if the Member has three or more loans outstanding. The Member must execute a promissory note payable to the Managers, upon which the Member will be personally liable for the amount so borrowed plus interest at a fixed rate established by the Managers, and secured by the Member's entire interest in the Plan. The investments allocated to the Member's Pre-Tax Contributions Account, Roth Contributions Account, Pre-Tax Age 50 Catch-Up Contributions Account, Roth Age 50 Catch-Up Contributions Account and/or Rollover Contributions Account will then, to the extent required to provide sufficient cash for the Managers to make the approved loan, be liquidated, unless the Member requests the Managers to the contrary, on a pro rata basis among the investment options in which the balance in their Pre-Tax Contributions, Roth Contributions, Catch-Up Contributions, and/or Rollover Contributions is then invested.

The maximum loan term is five (5) years. The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one (1) year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half (1/2) of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's account balances as a result of the Member's retirement, separation from service, disability or death, the balance of such loan plus interest accrued will be immediately due and payable, and the amount of the debt will be set off against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate that shall be established by the Managers at the time the loan is made. Such rate shall be equal to the average of the rates charged for a share covered loan by the Member One Federal Credit Union and

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

The Thrift Credit Union rounded to the nearest whole integer expressed as a percent and shall be determined five (5) business days prior to the first day of each quarter (January 1, April 1, July 1, and October 1), to be effective that quarter.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member's initial investment election will apply to the Member's Pre-Tax, Roth, Catch-Up, Rollover and Matching Contributions Accounts. A Member may not make separate initial investment elections for each account. If a Member does not provide for the allocation of contributions, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund. (Amendments to the Plan, effective January 1, 2008, changed the default investment fund described above; see Note 6.)

A Member may elect at any time to exchange the existing balances in the Member's Pre-Tax, Roth, Catch-Up, Matching, After-Tax, Rollover or PAYSOP Contributions Accounts invested in any option to another option or options.

A Member's Matching Contributions are invested in accordance with the Member's investment election for the Member's Pre-Tax Contributions (or Roth Contributions, if the Member is not making Pre-Tax Contributions). Prior to October 3, 2006, Matching Contributions were initially invested in the NS Stock Fund, and a Member had to participate in the Plan for not less than two years to exchange the existing balances of the Member's Matching or PAYSOP Contributions Account to another investment option.

Effective January 1, 2007, the Managers adopted eleven new Target Retirement Funds. The Target Retirement Funds have a date in their names, in five-year increments through 2050, representing the year nearest an expected retirement date.

Effective May 1, 2006, the Managers adopted three new funds, the Western Asset Core Bond Portfolio, the Vanguard Strategic Equity Fund and the Royce Premier Fund, as investment options under the Plan and established that the Vanguard Asset Allocation Fund and the American Century Ultra Fund would no longer be offered as investment options. A transition

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

period beginning April 1, 2006, and ending December 31, 2006, was established to facilitate Participants' transfers of existing balances held in the Vanguard Asset Allocation Fund or the American Century Ultra Fund to new investment options.

(4) Investments

Investments at fair value that represent 5% or more of the Plan's assets available for benefits are separately identified in the following table:

	December 31, 2007	December 31, 2006
Common stock -		
Interest in Master Trust for		
Norfolk Southern Corporation	$ 296,432,966	$ 376,576,053
Value of interests in registered investment companies:		
Vanguard Wellington Fund	68,933,471	56,106,411
Vanguard Windsor II Fund	58,019,168	58,616,971
Vanguard 500 Index Fund	52,010,630	38,216,569
Vanguard International Growth Fund	45,201,850	25,740,195
Vanguard Growth Index Fund	39,972,913	33,515,056
Value of interest in common collective trust -		
Vanguard Retirement Savings Trust		
(stable value fund)	71,516,285	62,409,046

During 2007 and 2006, the Plan's investments appreciated in value by $4,231,936 and $63,996,006, respectively. In both 2007 and 2006, the Plan's net appreciation in fair value of investments included realized and unrealized gains on investments bought and sold as well as held during the year. The details of both realized and unrealized gains are as follows:

	Years ended December 31, 2007	Years ended December 31, 2006
Common stock	$ 7,248,118	$ 46,862,317
Mutual funds	(3,016,182)	17,133,689
	$ 4,231,936	$ 63,996,006

Effective October 3, 2006, all of the Plan's investments are participant-directed. Previously, certain nonparticipant-directed investments in NS Stock were held in the Master Trust. The year-

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

end balance of these previously nonparticipant-directed investments amounted to $744,137 for 2006. The October 3, 2006, amendment (note 3) permitted Members to transfer funds out of the Matching Contributions Account without restriction; prior to that date, a Member had to participate in the Plan for two years to transfer those funds out of the NS Stock Fund. Since changes in the components of participant-directed and nonparticipant-directed investments cannot be separately determined, all Matching Contribution amounts prior to 2007 were deemed to be nonparticipant-directed. Information about the significant components of changes in assets relating to the Matching Contributions Account is as follows:

		2006
Beginning balance at fair value	$	151,983,386
Net appreciation in fair value		19,332,888
Fund exchanges in		7,804,927
Employer contributions		6,069,892
Dividends		2,192,593
Other receipts		484,932
Fund exchanges out		(21,795,743)
Payments to Members		(14,820,921)
Other disbursements		(1,011,261)
Ending balance at fair value	$	150,240,693

(5) Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) Plan Amendments

The Plan was amended effective January 1, 2008, to implement a new automatic enrollment program. Each newly eligible employee is automatically enrolled to contribute 3% of Compensation to the Plan as a Pre-Tax Contribution, unless the employee makes a different election or opts out of participation during the first 30 days of eligibility. In addition, each eligible employee who was not contributing to the Plan as of November 15, 2007, was automatically enrolled in the Plan effective January 1, 2008, unless the employee made a different election or opted out of participation. Under automatic enrollment, a Member's contributions are invested by default in the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65, unless the Member makes a different investment election. Unless the Member elects otherwise, beginning with the second calendar year after the Member is automatically enrolled in the Plan, the

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

automatic contribution amount will increase by 1% each July up to a contribution level of 6% of the Member's Compensation.

The Plan was amended effective January 1, 2008, to increase the aggregate Pre-Tax, Roth and Catch-Up Contribution limit to 75% of the Member's Compensation.

The Plan was amended effective January 1, 2008, to change the Matching Contribution. NS will contribute to the Member's Matching Contributions – Post 2007 Account 100% of the sum of the Member's Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member's Compensation, and one-half of the sum of the Member's Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member's Compensation but does not exceed 6% of the Member's Compensation. Matching Contributions made after January 1, 2008, may only be withdrawn upon severance from employment, disability or death.

The Plan was amended effective January 1, 2008, so that if an agreement employee who has a balance in the Thoroughbred Retirement Investment Plan (TRIP) becomes eligible to become a Member of TIP, the employee's TRIP balance will be transferred from TRIP to TIP as of the calendar quarter following the quarter in which the employee becomes eligible for TIP.

The Plan was amended effective January 1, 2008, to change the method for determining the interest rate on plan loans to the Prime Rate plus 1%, as determined by Reuters. The rate will be adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Plan was amended effective November 15, 2007, to eliminate the six-month eligibility waiting period for enrollment into the Plan and to allow eligible Nonagreement Employees of NS or a Participating Subsidiary to become eligible to become a Member of the Plan on the first day on which he or she first performs service as an Employee for NS or a Participating Subsidiary.

The Plan was amended effective July 24, 2007, to grant the Chief Executive Officer the responsibility to select the Board of Managers of the Plan.

The Plan was amended effective April 1, 2007, to change the date for required distributions from the Plan for terminated Members from age 65 to 70, which age is defined in the Plan as the "Normal Retirement Age."

The Plan was amended effective January 1, 2007, to allow a non-spouse beneficiary to elect to make a direct trustee-to-trustee transfer of a benefit into an individual retirement account (IRA) that is established solely for purposes of receiving the benefit.

The Plan was amended effective January 1, 2007, to allow Members to make Roth Contributions and Catch-Up Roth Contributions under Section 402A of the Code.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2007 and 2006

The Plan was amended effective October 3, 2006, to increase the limit for Pre-Tax Contributions to the Plan for certain non-highly compensated employees. The amendment provides for a new Breakpoint Limit under which the dollar limit at which Members can contribute between 10% and 15% of their salary will adjust automatically under the Plan whenever the IRS adjusts the compensation limit for highly compensated employees for cost-of-living increases.

The Plan was amended effective October 3, 2006, to clarify that the Board of Directors does not have authority to interpret the Plan's provisions, as interpretive authority rests solely with the Board of Managers.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2007	Year ended December 31, 2006
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	--	4,370
Benefit claims payable to participants per Form 5500	$ --	$ 4,370

	Year ended December 31, 2007
Total distributions per the financial statements, excluding administrative expenses	$ 47,423,263
Add: Current accruals for withdrawing participants	--
Less: Prior year accruals paid in current year	(4,370)
Benefits paid to participants per Form 5500	$ 47,418,893

Schedule 1

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
Norfolk Southern Corporation	Employer	2004 - 2007 Delinquent Employee Deferral	$ 4,132	$ 26

The Company recently determined that employee deferrals between 2004-2007 in the amount of $4,132 that were attributable to contributions from supplemental paychecks were not remitted to the custodian as of the earliest date on which such contributions could reasonably be segregated from the Corporation's general assets. In April 2008, the Company reimbursed the Plan for lost interest in the amount of $26.

See accompanying Report of Independent Registered Public Accounting Firm.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	17,386,098 units of NS Stock Fund	$ 153,376,813	$ 296,432,966
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc. *	2,113,227 shares of Vanguard Wellington Fund	66,050,948	68,933,471
The Vanguard Group, Inc. *	1,856,019 shares of Vanguard Windsor II Fund	55,698,878	58,019,168
The Vanguard Group, Inc. *	384,836 shares of Vanguard 500 Index Fund	45,630,830	52,010,630
The Vanguard Group, Inc. *	1,821,187 shares of Vanguard International Growth Fund	42,303,016	45,201,850
The Vanguard Group, Inc. *	1,202,916 shares of Vanguard Growth Index Fund	32,350,436	39,972,913
Western Asset Funds, Inc.	1,499,636 shares of Western Asset Core Bond	16,859,131	16,361,032
The Vanguard Group, Inc. *	586,136 shares of Vanguard Strategic Equity Fund	14,348,273	11,998,246
The Royce Funds	463,647 shares of Royce Premier Fund	8,534,367	8,048,904
The Vanguard Group, Inc. *	416,700 shares of Vanguard Target Retirement 2015	5,395,037	5,442,103
The Vanguard Group, Inc. *	143,271 shares of Vanguard Target Retirement 2020	3,301,599	3,362,578
The Vanguard Group, Inc. *	128,780 shares of Vanguard Target Retirement 2010	2,930,850	2,969,672
The Vanguard Group, Inc. *	185,474 shares of Vanguard Target Retirement 2025	2,514,939	2,544,706
The Vanguard Group, Inc. *	65,171 shares of Vanguard Target Retirement 2030	1,535,761	1,554,981
The Vanguard Group, Inc. *	91,346 shares of Vanguard Target Retirement 2035	1,327,467	1,335,474
The Vanguard Group, Inc. *	73,587 shares of Vanguard Target Retirement Income	808,696	819,027
The Vanguard Group, Inc. *	41,541 shares of Vanguard Target Retirement 2005	485,656	499,318
The Vanguard Group, Inc. *	15,514 shares of Vanguard Target Retirement 2050	373,887	370,153
The Vanguard Group, Inc. *	14,878 shares of Vanguard Target Retirement 2040	344,588	353,647
The Vanguard Group, Inc. *	16,838 shares of Vanguard Target Retirement 2045	254,821	254,089
		301,049,180	320,051,962
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	70,975,160 units of Stable Value Fund	71,516,285	71,516,285
Participant loans*	Participant loans (4%-11%)	--	12,053,104
	Total investments at fair value	525,942,278	700,054,317
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(541,125)	(541,125)
	Total investments at contract value	$ 525,401,153	$ 699,513,192

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the registration statement (No. 333-109069) on Form S-8 of Norfolk Southern Corporation of our report dated June 5, 2008 with respect to the statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2007 and 2006, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2007) which report appears in the December 31, 2007 annual report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, VA
June 5, 2008

END